UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                       AMERICAN LOCKER GROUP INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   002408-10-2
                             -----------------------
                                 (CUSIP Number)


Charles E. Harris, 1500 Oliver Building, Pittsburgh, PA  15222, 412-355-6730
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 27, 1997
                          ---------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 002408 10 2

1)    NAME OF REPORTING PERSON                              Thomas P. Johnson
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     ###-##-####

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     Not Applicable
      (a)   [   ]
      (b)   [   ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                       Not Applicable

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [   ]     Not Applicable

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

      NUMBER OF SHARES BENEFICIALLY OWNED BY
      EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                               0 (See Addendum)

      8)    SHARED VOTING POWER                             0

      9)    SOLE DISPOSITIVE POWER                          0

      10)   SHARED DISPOSITIVE POWER                        0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 0 (See Addendum)

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*        [   ]     See Attached
                                                            Addendum

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0%

14)   TYPE OF REPORTING PERSON                              Individual

                        STATEMENT OF INFORMATION REQUIRED
                         PURSUANT TO SECTION 13(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


ITEM 1.  Security and Issuer

         The title of the class of equity security to which this filing relates is common stock, $1.00 par value ("ALGI Common Stock") issued by American Locker Group Incorporated, a Delaware corporation ("ALGI"). The principal executive offices of ALGI are located at 608 Allen Street, P. O.
Box 1000, Jamestown, New York  14702.

ITEM 2.  Identity and Background

         This statement is filed by Thomas P. Johnson, whose business address is 1500 Oliver Building, Pittsburgh, Pennsylvania 15222.

         Principal Occupation:
            Of Counsel, Kirkpatrick & Lockhart LLP

         During the last five (5) years, Mr. Johnson:

         (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and

         (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and nor as a result of such proceeding has he become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Citizenship:
            United States of America

         On August 20, 1997, Mr. Johnson and his wife transferred an aggregate of 132,285 shares of ALGI Common Stock to the Thomas Phillips Johnson and Jane Moore Johnson Foundation (the "Foundation"), a private foundation created by Mr. Johnson. On August 27, 1997, the Foundation sold 132,285 shares of ALGI Common Stock for $12.625 per share or $1,670,098.13 in the aggregate. On August 27, 1997, a corporation indirectly wholly owned by Mr. Johnson sold 32,800 shares of ALGI Common Stock for $12.625 per share or $414,100 in the aggregate.

ITEM 3.  Source and Amount of Funds or other Consideration

         Not Applicable.

ITEM 4.  Purpose of Transaction

         The purpose of the transaction is to terminate Mr. Johnson's investment in ALGI.

ITEM 5.  Interest in Securities of the Issuer

         Mr. Johnson owns no shares of ALGI Common Stock.

         Other than the sales of ALGI Common Stock described in Item 2, no transactions in ALGI Common Stock were effected by Mr. Johnson during the past sixty (60) days.

ITEM 6. Contracts, Agreement, Understanding or Relationships with respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Johnson and any other person with respect to securities of ALGI.

ITEM 7.  Material to be Filed as Exhibits

         None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


Date:  August 27, 1997

                                   /s/ Thomas Phillips Johnson
                                   ------------------------------------------
                                   Thomas Phillips Johnson